Exhibit (a)(1)(C)

FROM:	OptionExchange@Polycom.com

TO:	All Eligible Employees

DATE:	July 27, 2009

Stock Option Exchange Offer

Dear Polycom Employee:

As announced in Bob Hagerty’s email today, Polycom has launched a voluntary, one-time stock option exchange offer to allow eligible employees the opportunity to exchange certain stock option grants for restricted stock units (the “offer”). You are receiving this email, because you are an eligible employee holding eligible options and are being provided this information in order to give you the opportunity to participate in this important offer.

Only options granted under the PictureTel Corporation 1998 Acquisition Stock Option Plan, the Polycom, Inc. 1996 Stock Incentive Plan and the Polycom, Inc. 2004 Equity Incentive Plan that have an exercise price greater than $28.94 per share, were granted on or before July 27, 2008, and remain outstanding and unexercised as of the expiration of the offer are eligible to be exchanged (“Eligible Options”) for restricted stock units (RSUs). This offer currently is scheduled to expire on August 21, 2009, at 9:00 p.m. Pacific Time and the RSUs are scheduled to be granted on the same U.S. calendar day.

You may elect to exchange all, some, or none of your Eligible Options. However, if you choose to exchange an Eligible Option, you must exchange it in full. You must be an employee of Polycom or its subsidiaries on the expiration date of the offer to receive the new RSUs.

The offering materials describing the offer to exchange your Eligible Options, the election form needed to accept this offer, and the withdrawal form are attached to this email and posted on a secure, external website (the “Offer Website”) at https://polycom.equitybenefits.com (which may be accessed both inside and outside of Polycom).

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”), the election form and withdrawal form. We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer is potentially very important to you and recommend that you take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision to decline to participate in the offer and you will retain your current options under their current terms and conditions.

Additionally, to help explain the offer, employee meetings will be held on [INFORMATION]. The meeting and call-in information is as follows: [INFORMATION]

To log into the Offer Website you must enter a user name (this is your six digit Employee ID (including any leading zeros). You will receive a separate email from OptionExchange@Polycom.com with your password. You will be required to change your password as soon as you log on and before you can access secure data.

After logging into the Offer Website, you will be provided with personalized information regarding your Eligible Options. You may select the appropriate box next to each of your Eligible Options, on a grant-by-grant basis, to indicate which ones you choose to exchange pursuant to the offer. Proceed through the Offer Website following all instructions. Once done, please review and confirm that you are satisfied with your election. After reviewing and agreeing to the Terms of Election, submit your election. Upon submission, a Confirmation Statement will be generated by the Offer Website. You should print and keep a copy of the Confirmation Statement for your records. Alternatively, you may submit an election form by facsimile. This is done by properly completing the election form attached to this email and faxing it to Polycom’s Stock Administration Department at 1-925-924-5702.

If you are an employee in the Netherlands or if you resided in the Netherlands when your eligible options were granted to you, then in order to properly complete your election, you also must complete the Dutch agreement attached as Schedule A to the election form and submit it by fax to Polycom’s Stock Administration Department at 1-925-924-5702.

Should you change your mind regarding any election you make, you may withdraw or change your election before the offer expires and in accordance with the instructions provided in the offer documents. Remember, the offer is open until 9:00 PM Pacific Time, on August 21, 2009 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the attached offer documents and posted on the Offer Website. If Polycom has not received your properly completed election before the offer expires, you will have declined this offer and you will keep your current options.

If you need a paper election form, you can get one by contacting Stock Administration via email at OptionExchangeQuestions@Polycom.com or by phone at 1-925-924-5727. You will receive a confirmation of your paper election by email within two days after Polycom receives your election. If you do not receive a confirmation, your election is not complete and you will need to contact Stock Administration at the email address or phone number above.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.